UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

iPass Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

462621V108

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 462621V108

1	NAME OF REPORTING PERSONS. Shamrock Activist Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0*
8 SHARED VOTING POWER 0*
9 SOLE DISPOSITIVE POWER 0*
10 SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 462621V108

1	NAME OF REPORTING PERSONS. Stanley P. Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 27,708 Common Shares*
8 SHARED VOTING POWER 0*
9 SOLE DISPOSITIVE POWER 27,708 Common Shares*
10 SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,708 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 462621V108

1	NAME OF REPORTING PERSONS. Dennis A. Johnson, CFA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0*
8 SHARED VOTING POWER 0*
9 SOLE DISPOSITIVE POWER 0*
10 SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 462621V108

1	NAME OF REPORTING PERSONS. Shamrock Activist Value Fund GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0*
8 SHARED VOTING POWER 0*
9 SOLE DISPOSITIVE POWER 0*
10 SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 462621V108

1	NAME OF REPORTING PERSONS. Shamrock Partners Activist Value Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0*
8 SHARED VOTING POWER 0*
9 SOLE DISPOSITIVE POWER 0*
10 SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof.

This statement amends the Schedule 13D filed on May 23, 2005, as amended on August 5, 2005, November 9, 2005, February 6, 2006, May 16, 2006, June 26, 2006, August 1, 2006, August 15, 2006, September 28, 2006, October 10, 2006, January 12, 2007, February 22, 2007, January 9, 2008, March 3, 2008, March 4, 2008, March 7, 2008, April 29, 2008, October 3, 2008, November 4, 2008 and on July 2, 2009 (the “Amended Schedule 13D”), filed by Shamrock Activist Value Fund, L.P. (“SAVF”), a Delaware limited partnership, Shamrock Activist Value Fund GP, L.L.C. (the “General Partner”), a Delaware limited liability company, Shamrock Partners Activist Value Fund, L.L.C. (“Shamrock Partners”), a Delaware limited liability company, Stanley P. Gold (“Mr. Gold”), an individual, and Dennis A. Johnson, CFA (“Mr. Johnson” and together with SAVF, the General Partner, Shamrock Partners and Mr. Gold, the “Reporting Persons”), an individual, with respect to the Common Stock, $0.001 par value per share (“Common Shares”), of iPass Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 20 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 20 does not modify any of the information previously reported in the Amended Schedule 13D.

1. ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED AS FOLLOWS:

ITEM 4.	Purpose of Transaction.

Pursuant to a Stock Transfer Agreement, dated December 29, 2009 (the “Stock Transfer Agreement”), between SAVF and Millennium Technology Value Partners, L.P. (“MTVP”) and Millennium Technology Value Partners (RCM), L.P. (“MTVRCM” and together with MTVP, “Millennium”), SAVF agreed to sell 5,566,126 Common Shares to Millennium in a private transaction (the “SAVF Sale”). The SAVF Sale was completed on December 31, 2009. A copy of the Stock Transfer Agreement is attached hereto as Exhibit 31 and incorporated by reference.

In connection with the consummation of the SAVF Sale, on December 31, 2009, Mr. Gold resigned as a director of the Company.

2. ITEM 5 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

ITEM 5.	Interests in Securities of the Issuer.

(a),  (b)     SAVF no longer beneficially owns any Common Shares. As a result, except as set forth herein, none of the General Partner, Shamrock Partners or any controlling persons of Shamrock Partners beneficially owns any Common Shares.

In connection with his service as a member of the board of directors of the Company, Mr. Gold was previously granted 15,000 restricted Common Shares (the “Restricted Share Awards”), of which 10,000 have vested and are no longer subject to restrictions on transferability. Mr. Gold has also previously been granted the option to purchase 46,723 Common Shares (“Option Awards”), of which options to purchase 17,708 Common Shares are currently vested, or will vest within the next 60 days. Accordingly, Mr. Gold may be deemed to beneficially own an aggregate of 27,708 Common Shares, representing approximately 0.04% of the issued and outstanding Common Shares. Mr. Gold has sole voting and dispositive power with respect to the 10,000 vested Restricted Share Awards owned by Mr. Gold.

Effective upon Mr. Gold’s resignation as a director of the Company, any unvested Restricted Stock Awards owned by Mr. Gold may be reacquired by the Company, at its option, for no consideration and all Option Awards will expire on March 31, 2010.

The percentage of ownership figures set forth above and in response to Items 5(a) and 5(b) assumes that 62,237,594 Common Shares were outstanding as of December 29, 2009, based on the information contained in the Company’s Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on November 6, 2009.

(c) During the preceding 60 days, SAVF effected transactions with respect to the Common Shares on such dates, in such amounts and at such per share prices as indicated on the Schedule of Transactions attached hereto as Exhibit 30 and incorporated herein by reference. All such transactions were effected in the SAVF Sale pursuant to the Stock Transfer Agreement.

(d) Not applicable.

(e) On December 30, 2009, SAVF ceased to be the beneficial owner of more than 5% of the issued and outstanding Common Shares. The reporting obligations of the Reporting Persons with respect to the Common Shares pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder have terminated.

3. ITEM 6 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING:

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 29, 2009, SAVF entered into the Stock Transfer Agreement pursuant to which it sold 5,566,126 Common Shares to Millennium at $0.94 per Common Share. The foregoing description is qualified in its entirety by reference to the Stock Transfer Agreement.

4. ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING:

ITEM 7.	Material to Be Filed as Exhibits.

Document
Exhibit 30	—	Schedule of Transactions

Exhibit 31	—	Stock Transfer Agreement, dated December 29, 2009, by and among Shamrock Activist Value Fund, L.P., Millennium Technology Value Partners, L.P. and Millennium Technology Value Partners (RCM), L.P.

Document

—	Joint Filing Agreement, dated July 2, 2009, among Shamrock Activist Value Fund, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C. (incorporated herein by reference to Exhibit 28 to Amendment No. 19 to the Schedule 13D relating to the Common Shares, filed July 2, 2009 by the Reporting Persons with the United States Securities and Exchange Commission)

—	Power of Attorney, dated February 27, 2009, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold. (incorporated herein by reference to Exhibit 29 to Amendment No. 19 to the Schedule 13D relating to the Common Shares, filed July 2, 2009 by the Reporting Persons with the United States Securities and Exchange Commission)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2009

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson, CFA
Title:	Vice President

/s/ Stanley P. Gold
Stanley P. Gold

/s/ Dennis A. Johnson
Dennis A. Johnson, CFA

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson, CFA
Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson, CFA
Title:	Vice President

Exhibit Index

Document

Exhibit 30	—	Schedule of Transactions

Exhibit 31	—	Stock Transfer Agreement, dated December 29, 2009, by and among Shamrock Activist Value Fund, L.P., Millennium Technology Value Partners, L.P. and Millennium Technology Value Partners (RCM), L.P.

	—	Joint Filing Agreement, dated July 2, 2009, among Shamrock Activist Value Fund, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C. (incorporated herein by reference to Exhibit 28 to Amendment No. 19 to the Schedule 13D relating to the Common Shares, filed July 2, 2009 by the Reporting Persons with the United States Securities and Exchange Commission)

	—	Power of Attorney, dated February 27, 2009, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold. (incorporated herein by reference to Exhibit 29 to Amendment No. 19 to the Schedule 13D relating to the Common Shares, filed July 2, 2009 by the Reporting Persons with the United States Securities and Exchange Commission)